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SEC FILE NUMBER
8-67979

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NORTH SOUTH CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

321 MAPLE STREET, SUITE 100
(No. and Street)

NEW LENOX	IL	60451
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHRIS O'DONNELL	312-445-5400	codonnell@northsouthcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KEHLENBRINK,LAWRENCE & PAUCKNER
(Name – if individual, state last, first, and middle name)

6296 RUCKER ROAD, SUITE G	INDIANAPOLIS	IN	46220
(Address)	(City)	(State)	(Zip Code)

June 18, 2004	1737
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Chris O'Donnell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of North South Capital, LLC as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
SERENA GILLIS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/15/22

Signature: Chris O'Donnell

Title: Executive Vice President

Serena Gillis
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to ~~consolidated~~ financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of North South Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of North South Capital, LLC, as of December 31, 2021 and 2020, the related statements of income, members' equity, changes in subordinated borrowings, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of North South Capital, LLC. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of North South Capital, LLC's management. Our responsibility is to express an opinion on North South Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to North South Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Computation of Net Capital, Computation for Determination of Customer Reserve Requirements, and Information Relating to Possession or Control Requirements for Customers have been subjected to audit procedures performed in conjunction with the audit of North South Capital, LLC's financial statements. The supplemental information is the responsibility of North South Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital, Computation for Determination of Customer Reserve Requirements, and Information Relating to Possession or Control Requirements for Customers are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as North South Capital, LLC's auditor since 2009.

Indianapolis, Indiana
February 14, 2022

North South Capital, LLC

Statements of Financial Condition

Assets	December 31, 2021	December 31, 2020
Cash and cash equivalents	$ 280,261	$ 604,896
Cash for the benefit of customers	2,212	2,212
Cash deposit with clearing organization	100,000	100,000
Secured Demand Note	1,470,000	820,000
Accounts receivable	362,504	318,754
Prepaid expenses and deposits	25,077	12,136
Right to Use -Lease Asset	14,123	42,655
Furniture and equipment, net	0	0
Total Assets	$ 2,254,177	$ 1,900,653

Liabilities and Members' Equity

Liabilities		
Subordinated liability - SDN 1,470,000 prior $820,000	$ 1,470,000	$ 1,120,000
Accounts payable	209,546	202,844
Accrued payroll and commissions	-	-
PPP Loan	-	109,182
Operating Lease Liability	14,123	42,655
Other current liabilities		35,932
Total liabilities	1,693,669	1,510,613
Members' Equity		
Memberships	425,000	425,000
Retained earnings (deficit)	135,508	(34,960)
Total members' equity	560,508	390,040
Total Liabilities and Members' Equity	$ 2,254,177	$ 1,900,653

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Income

	For the Years Ended December 31, 2021	For the Years Ended December 31, 2020
Revenues		
Commissions	$ 1,879,579	$ 1,944,770
Advisory revenue	$ 351,943	269,185
Investment Banking Fees	$ 4,000	8,000
Underwriting	$ 254,534	154,908
Capital introduction	$ -	65
Interest	$ 417	2,207
Other	$ 111,631	3,732
Total revenues	$ 2,602,105	2,382,865
Operating Expenses		
Compensation and benefits	$ 1,086,909	1,061,280
Occupancy	$ 59,452	68,403
Clearing fees	$ 309,703	307,304
Communications	$ 645,224	661,204
Regulatory fees	$ 23,292	27,451
Professional fees	$ 60,174	72,608
Other expenses	$ 124,883	122,435
Total operating expenses	$ 2,309,637	2,320,686
Net Income (Loss)	$ 292,468	$ 62,179

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Members' Equity

	Memberships		Retained Earnings (Deficit)	
Balance, December 31, 2019	$	425,000	$	103,861
Additional capital contribution/rounding				
Return of capital/ S Corp Distribution				(201,000)
Net income				62,179
Balance, December 31, 2020		425,000		(34,960)
Additional capital contribution/rounding				
Return of capital/ S Corp Distribution				(122,000)
Net income				292,468
Balance December 31, 2021	$	425,000	$	135,508

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2021

Subordinated borrowings at January 1, 2021	$ 1,120,000
Decrease:	
Termination of Subordinated Loan	$ (300,000)
Inreases:	
New subordinated Demand Note	650,000
Subordinated borrowings as of December 31, 2021	$ 1,470,000

North South Capital, LLC

Statements of Cash Flows

	For the Years Ended	
	December 31, 2021	December 31, 2020
Operating Activities		
Net income (loss)	292,468	62,179
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	-	1,172
PPP Loan - forgiven	(109,182)	
Changes in operating assets and liabilities		
Accounts receivable	(43,750)	8,617
Special Account for Customer	-	(2,112)
Decrease in Sub Loan Liability		
Other current assets	(12,942)	5,186
Accounts payable	6,702	(33,866)
Accrued expenses	(35,931)	3,479
Net Cash Provided by Operating Activities	97,365	44,655
Investing Activities		
Disposition of furniture and equipment		
Loss on Disposition of furniture and equipment		
Purchase of furniture and equipment		
Net Cash Provided by Investing Activities	-	-
Financing Activities		
Return of capital	(122,000)	(201,000)
Decrease in Sub Loan Liability	(300,000)	
PPP Loan - proceeds		109,182
Net Cash Used in Financing Activities	(422,000)	(91,818)
Decrease in Cash and Cash Equivalents	(324,635)	(47,163)
Cash and Cash Equivalents at Beginning of Year	604,896	652,059
Cash and Cash Equivalents at End of Year	280,261	604,896

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Notes to Financial Statements
December 31, 2021

Note 1 – Significant Accounting Policies

Description of Business
North South Capital, LLC is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, investment management and advisory activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing LLC, a subsidiary of Bank of New York.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income.

Accounts Receivable
Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $0 and $1,172 for the years ended December 31, 2021 and 2020 respectively has been computed using straight line rates of depreciation.

Income Taxes
The Company has elected under the Internal Revenue Code, to be taxed as a S Corp as of January 1, 2020 and not as a partnership as was the case since inception. Accordingly, the members rather than the Company will be taxed on income. Therefore, no provision or liability for income taxes has been included in these financial statements. Tax years before 2018 are no longer subject to tax examination.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company paid interest of $59,132 and $46,242 respectively and paid no Federal taxes during the years ended December 31, 2021, and 2020.

Note 1 – Significant Accounting Policies (continued)

Operating leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancellable operating leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

Note 2 – Cash Segregated Under Federal Regulation

Cash of $2,212.49 in 2021 and 2020, has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

North South Capital, LLC

Notes to Financial Statements
December 31, 2021

Note 3 – Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2021	December 31, 2020
Computer equipment	$ 7,798	$ 7,798
Telephone equipment	- 0 -	-0-
Furniture and fixtures	3,126	3,126
	10,924	10,924
Less: Accumulated depreciation	10,924	10,924
Total	$ -0-	$ -0-

Note 4 – Commitments

The Company is committed under an operating lease for the rental of office space. Annual payments under these agreements are shown below:

For the Years Ended December	
2022	$ 14,330
Total	$ 14,330

Rent expenses for 2021 and 2020 were $42,722 and $31,713 respectively.

Note 5 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2021, the Company had net capital of $1,930,249 which was $1,680,249 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 10.86%.

Note 6 - Control Requirements

There are no amounts, as of December 31, 2021, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There are no Material differences between the original Focus Filing and the Audited Statements.

Note 8 – Secured Demand Note and Subordinated Liability

The majority member of the Company provided a Secured Demand Note Receivable of $120,000 to the Company. The note is due on demand and it is non-interest bearing. In exchange for the secured demand note, the Company provided a Subordinated Liability of $120,000 payable to the majority member. This liability is subordinated to the claims of general creditors and will mature on December 18, 2024. Interest is payable at the rate of 3% per year.

A new minority member of the Company provided a Secured Demand Note Receivable of $950,000 [replacing the previous $700,000 SDN] to the Company. The note is due on demand and it is non-interest bearing. In exchange for the secured demand note, the Company provided a Subordinated Liability of $950,000 payable to the minority member. This liability is subordinated to the claims of general creditors and will mature on April 15, 2024. Interest is payable at the rate of 4.5% per year

The firm entered into a new Secured Demand Note Receivable of 400,000 with Brian Vershay on April 27, 2021, replacing the prior $300,000 sub loan. It matures April 29, 2024. The receivable is non-interest bearing and the liability is being subordinated. Interest is payable at the rate of 4.5%.

Note 9 – New Accounting Standards Mandated

1. **Revenue from Contracts with Customers**

Revenues from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

1. Revenue from Contracts with Customers (continued)

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Banking
Underwriting fees. The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. On December 31, 2020, all amounts were immaterial.

1. Revenue from Contracts with Customers (continued)

Asset Management
Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Note 10 - Concentrations

The Company maintains cash balances at banks. These accounts are insured by FDIC up to a maximum of $250,000 per institution. As of December 31, 2021, the Company had $125,004, all insured under FDIC. Accounts receivable are amounts due from other broker-dealers. The balance as of December 31, 2021, of $361,855 are unsecured as well as an Investment Account of $155,257 that is unsecured. 18.07% of the company's revenues were generated from one customer during 2021

Note 11 – Leases

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Management includes optional periods in the lease and estimates of any periods beyond the lease in determining the lease terms, and payments associated with those periods are included as expected lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Note 12 – PPP Loan

On May 13, 2020, the Company obtained a Paycheck Protection Program (PPP) forgivable loan of $109,182 from the Small Business Administration (SBA). Interest accrues at 1% per annum. No payments are due until 10 months after the end of the loan forgiveness covered period as defined. This loan was forgiven in 2021

North South Capital, LLC

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2021

Net Capital		
Members' equity	$	560,508
Less: Nonallowable assets		100,259
Net capital before haircuts on security positions		460,249
Plus subordinated demand note		1,470,000
Add back nexus liability on operating lease/PPP Loan		
Haircuts on securities		-
Net capital	$	1,930,249
Aggregate Indebtedness	$	209,546
Net capital required based on aggregate indebtedness	$	13,970
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	250,000
Excess Net Capital	$	1,680,249
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	1,630,249
Percentage of Aggregate Indebtedness to Net Capital		10.86%

North South Capital, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Act
December 31, 2021

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

North South Capital, LLC

Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Act
December 31, 2021

The SEC rules related to Information for Possession or Control Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of North South Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) North South Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which North South Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) North South Capital, LLC stated that North South Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. North South Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about North South Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence + Pauckner

Indianapolis, Indiana
February 14, 2022

North South Capital LLC

321 West Maple • Suite 100 • New Lenox, IL 60451
Phone: 815-717-8174 • Fax: 815-717-8180
www.northsouthcap.com

North South Capital
Exemption from SEC Rule 15c3-3
January 21, 2022

The following statements are made to the best knowledge and belief of North South Capital.

1. **North South Capital is exempt from the provisions of the SEC Rule 15c3-3 because it meets the conditions set forth under paragraph (k)(2)(ii): North South Capital is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.**

2. **North South Capital met the paragraph (k)(2)(ii) exemption provisions throughout the most recent fiscal year without exception.**

Chris O'Donnell

Chris O'Donnell

Executive V.P.

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
North South Capital, LLC
New Lenox, IL

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by North South Capital, LLC and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Kahlenbinder, Lawrence & Rosenbaum

Indianapolis, Indiana
February 14, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2021
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67979 FINRA DEC
NORTH SOUTH CAPITAL LLC
321 W MAPLE ST STE 100
NEW LENOX, IL 60451-4408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chris O'Donnell 312-445-5402

2. A. General Assessment (item 2e from page 2) $2,762

B. Less payment made with SIPC-6 filed (exclude interest) (1,466)
7-20-21
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,296

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐ $1,296
Total (must be same as F above)

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North South Capital LLC
(Name of Corporation, Partnership or other organization)

Chris O'Donnell
(Authorized Signature)

EVP
(Title)

Dated the 24 day of Jan, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2021 and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,602,105
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	341,425
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	309,703
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): PPP Loan (Deductions in excess of $100,000 require documentation)	109,182
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $417	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	417
Total deductions	760,727
2d. SIPC Net Operating Revenues	$1,841,378
2e. General Assessment @ .0015	$2,762

(to page 1, line 2.A.)